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                          Medcare Technologies, Inc.
                       1515 West 22nd Street, Suite 1210
                           Oak Brook, Illinois 60523

                               January 28, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Post-Effective Amendment to Registration Statement on Form SB-2
          ---------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933,as amended, Medcare Technologies, Inc. (the "Company") respectfully requests that the Company's Post-Effective Amendment to Registration Statement on Form SB-2 (the "Registration Statement") filed on August 16, 1999 (the "Amendment") be withdrawn. The Company filed the Amendment in order to update certain financial information contained in the Registration Statement but was thereafter informed by a member of your Staff that such updating was not necessary at the time that the Amendment was filed. The Company intends to update the financial information in the Registration Statement as necessary to comply with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. In that regard, after audited financial information of the Company for the year ended December 31, 1999 becomes available, the Company will file a post-effective amendment to the Registration Statement to reflect such financial information. At no time have offers or sales of securities been made using a prospectus reflecting the changes contained in the Amendment, nor have any prospectuses reflecting the changes contained in the Amendment been distributed. The accession number associated with the Amendment is 0000950131-99-004953. The Company's CIK number is 0001002422. Should you have any questions relating to the foregoing or the Amendment, please do not hesitate to contact Alan Jagiello at the Company at (630) 472-5305 or the Company's counsel, Krista Endres, at
(312) 984-3114.

                                    Very truly yours,

                                    /s/ Alan Jagiello

                                    Medcare Technologies, Inc.